BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 5, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 5
Filed February 5, 2021
File No. 024-11005

Dear Staff:

Kindly be advised that CBD Life Sciences, Inc. (the “Company”) requests that its Regulation A offering be qualified on Monday, February 8, 2021 at 3:00 pm Eastern Time.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc: Lisa Nelson, President/CEO